EXHIBIT 99.1

Equinor ASA: Equinor's share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 10 December 2018 for use in the group's Share Saving Plan, have on 13 and 14 December 2018 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 10,352,671 shares.

As participants in the share saving plan, Equinor's primary insiders and their close associates have been allocated shares at an average price of NOK 196.51 per share. Details on allocation of shares are set forth in the below table.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	716		8,733		8,733
Bacher, Lars Chr.	Executive vice president	548		27,529		27,529
Cook, Alasdair	Executive vice president	552		2,173		2,173
Di Valerio, Ingrid E.	Member of the board of directors	155		5,115		5,115
Dodson, Timothy	Executive vice president	563		31,826		31,826
Gjærum, Reidar	Senior vice president	414		24,901	445	25,346
Hika, Gemetchu	Company secretary	138		1,092		1,092
Hovden, Magne	Senior vice president	398		14,884		14,884
Jacobsen, Jon Arnt	Senior vice president corporate audit	506		22,960		22,960
Kvelvane, Ørjan	Senior vice president	235		1,684		1,684
Labråten, Per-Martin	Member of the board of directors	77		1,653		1,653
Nilsson, Jannicke	Chief Operating Officer	463	168	25,254	17,343	42,597
Opedal, Anders	Executive vice president	75	60	20,938	1,834	22,772
Rummelhoff, Irene	Executive vice president	461		28,065	407	28,472
Skeie, Svein	Senior vice president	327	182	25,295	6,612	31,907
Sætre, Eldar	President and Chief Executive Officer	755		65,294		65,294
Torstensen, Siv Helen	Vice president	272	122	5 246	1 538	6 784
Øvrum, Margareth	Executive vice president	588	174	53 332	8 278	61 610